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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 6)


                            Gleason Corporation
- --------------------------------------------------------------------------
                             (Name of Issuer)

 Common Stock, par value $1.00 per                377339106000
               share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

        G.S. Beckwith Gilbert                Dennis J. Block, Esq.
        Field Point Capital                 Weil, Gotshal & Manges
          Management Company                     767 Fifth Avenue
         104 Field Point Road                  New York, NY  10158
         Greenwich, CT  06830                     (212) 310-8000
           (203) 629-8757
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              August 15, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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 CUSIP No. 377339106000                  13D


     1     NAME OF REPORTING PERSON:    G.S. Beckwith Gilbert

           S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       630,300
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  630,300
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       631,300
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.23

    14     TYPE OF REPORTING PERSON:    IN
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 CUSIP No. 377339106000                  13D


     1     NAME OF REPORTING PERSON:    Field Point Capital Management
                                        Company

           S.S. OR I.R.S. IDENTIFICATION NO.   06-1222748
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  AF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Connecticut
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       -0-
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  -0-
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .02

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No. 377339106000                  13D


     1     NAME OF REPORTING PERSON:    Christopher S. Moore

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       3,100
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  3,100
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,100
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .06

    14     TYPE OF REPORTING PERSON:    IN
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               This statement amends and supplements the Statement on
     Schedule 13D filed with the Securities and Exchange Commission on November 24, 1989 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed April 27, 1990, Amendment No. 2 filed December 3, 1990 and Amendment No. 3 filed December 17, 1990 by Field Point Capital Management Company ("Field Point") and Mr. G.S. Beckwith Gilbert, and Amendment No. 4 filed January 10, 1992 and Amendment No. 5 filed December 23, 1993 by Field Point, Mr. Gilbert, Christopher S. Moore, RUTCO Incorporated, a Delaware corporation ("RUTCO"), and Tinicum Enterprises, Inc., a Delaware corporation ("Tinicum"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of Gleason Corporation, a Delaware corporation (the "Company").
               Unless otherwise indicated, the information set forth in the Original Schedule 13D, as amended by Amendment Nos. 1 through 5 thereto, remains unchanged.

     Item 2.   Identity and Background
               -----------------------
               As reported in Amendment No. 5 to the Original Schedule 13D ("Amendment No. 5"), effective with the filing of Amendment No. 5, RUTCO and Tinicum ceased to be part of any group with Field Point and Messrs. Gilbert and Moore for purposes of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Field Point and Messrs. Gilbert and Moore are collectively referred to herein as the "Reporting Persons".










































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     Item 3.   Source and Amount of Funds or Other Consideration
               -------------------------------------------------
               Since the date of Amendment No. 5, Mr. Gilbert purchased an aggregate of 60,300 shares of Common Stock for a total consideration (excluding brokerage commissions) of $717,012.50. Mr. Gilbert paid for these shares with his personal funds.

     Item 4.   Purpose of the Transaction
               --------------------------
               On August 17, 1994, Mr. Gilbert sent a letter to James S. Gleason, the Chairman, Chief Executive Officer and President of the Company (the "Proposal Letter"), proposing a merger transaction between the Company and a company to be formed on behalf of Field Point (the "Acquisition Entity"), pursuant to which all shareholders of the Company would receive $18.00 per share of Common Stock in cash. Consummation of the proposed merger (the "Proposal") would be subject to, among other things, (i) the satisfactory conclusion of a due diligence investigation of the Company and (ii) the execution of a mutually satisfactory acquisition agreement, which would contain provisions typical of the transaction contemplated by the Proposal, including customary representations, warranties and closing conditions. A copy of the Proposal Letter is attached hereto as
     Exhibit 1, and the foregoing discussion is qualified in its entirety by reference to the terms and conditions of the Proposal Letter, which terms and conditions are incorporated herein by reference.












































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               Depending upon the Company's response to the Proposal and
     the course of action that the Reporting Persons determine to pursue, some or all of the Reporting Persons may (i) acquire additional shares of the Common Stock (subject to the availability of shares at prices deemed favorable) from time to time in the open market, in privately negotiated transactions, by tender offer for all or less than all of the Common Stock or otherwise, (ii) consider engaging in the solicitation of proxies to, among other things, elect nominees as directors of the Company at the next annual meeting of stockholders of the Company or (iii) attempt to dispose of the shares of Common Stock held by them in the open market, in privately negotiated transactions or otherwise.
               Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time and there is no assurance that the Reporting Persons will actually purchase any additional shares of the Common Stock or obtain control of the Company.
               Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.













































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     Item 5.   Interest in Securities of the Issuer
               ------------------------------------
               (a) As of August 17, 1994, the Reporting Persons beneficially owned the following number of shares of the Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in parenthesis below is based on 5,162,500 shares of Common Stock outstanding as of June 30, 1994 as set forth in the Company's most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).
               (i) Mr. Gilbert owned 630,300 shares of the Common Stock (12.23%). By virtue of his ownership of all of the outstanding stock of Field Point, Mr. Gilbert may be deemed for the purposes of this Amendment No. 6 to the Schedule 13D to be the beneficial owner of the 1,000 shares of Common Stock (.02%) owned by Field Point.
               (ii)  Field Point owned 1,000 shares of the Common Stock
          (.02%).
               (iii)  Mr. Moore owned 3,100 shares of the Common Stock
          (.06%).
               (b) Field Point and Mr. Gilbert, by virtue of his ownership of all of the outstanding stock of Field Point, share sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock owned by Field Point. Each of Mr. Gilbert and Mr. Moore has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common













































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     Stock of which he has direct beneficial ownership.  In accordance with
     Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned beneficially by the other Reporting Persons.
               (c)  Except as set forth below, none of the Reporting
     Persons has purchased or sold shares of Common Stock during the past
     60 days. On August 15, 1994, Mr. Gilbert purchased the following number of shares of Common Stock at the respective purchase prices indicated (excluding brokerage commissions) on the New York Stock
     Exchange: 100 shares at $11 1/2; 200 shares at $11 5/8; 500 shares at $11 7/8 and 5,600 shares at $12. On August 17, 1994, Mr. Gilbert purchased the following number of shares of Common Stock at the respective purchase prices indicated (excluding brokerage commissions) on the New York Stock Exchange: 1,600 shares at $12 3/8 and 1,000 shares at $12 1/2.
               (d)  Not applicable.
               (e)  Not applicable.

     Item 7.   Material to be Filed as Exhibits
               --------------------------------
               1. Letter, dated August 17, 1994, from G.S. Beckwith Gilbert to James S. Gleason










































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                                    SIGNATURE
                                    ---------
               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  August 17, 1994


                                   FIELD POINT CAPITAL MANAGEMENT
                                      COMPANY


                                   By: /s/G.S. BECKWITH GILBERT
                                       --------------------------
                                          G.S. Beckwith Gilbert
                                          President















































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                                        SIGNATURE
                                        ---------

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  August 17, 1994



                                   By: /s/G.S. BECKWITH GILBERT
                                       --------------------------
                                          G.S. Beckwith Gilbert

























































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                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  August 17, 1994


                                   By: /s/CHRISTOPHER S. MOORE
                                       --------------------------
                                          Christopher S. Moore


















































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                                  EXHIBIT INDEX




     Exhibit No.         Description
     -----------         -----------

         1.              Letter, dated August
                         17, 1994, from G.S. Beckwith
                         Gilbert to James S. Gleason




















































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